mercury INNOVATION THAT MATTERS™

David Farnsworth June 20, 2023

Dear Dave:

On behalf of Mercury Systems, Inc. (the "Company"), we are pleased to offer you the opportunity to serve as Executive Vice President, Chief Financial Officer and Treasurer, reporting directly to me at our offices in Andover, MA. We anticipate that your start date will occur no later than July 17, 2023. Your annual compensation is valued at $2,445,000, composed of:

- base salary at an annual rate of $450,000;
- a target bonus opportunity of 110% of your annual base salary (or $495,000); and
- annual grants of long-term incentive ("LTI") awards with a target grant date value of $1,500,000.

Base salary compensation is payable in bi-weekly installments and, as regarding all components of your compensation, is subject to applicable tax withholding.

You will be eligible to participate in our annual incentive plan beginning with our 2024 fiscal year, which will commence on July 1, 2023. Annual incentive bonuses for each fiscal year are typically paid to plan participants in August, following the end of the fiscal year. Payouts range from 0% to 150% of target bonus opportunities based on the Company's financial performance against pre-established goals, as determined by the Human Capital and Compensation Committee (the "HC3") of the Company's Board of Directors.

LTI awards are typically granted to eligible employees in August of each year. Your initial LTI awards, which will be granted to you following your start date, are referred to as "New Hire" awards and are described further below. For your position, the current composition of LTI awards is an equally weighted mix of (1) restricted stock awards ("RSAs"), which vest in equal annual increments over the three-years following the grant date, and (2) performance-based stock awards ("PSAs"), which vest on the third anniversary following the grant date.

In order to receive annual bonus payments or vested shares under LTI awards, you must be actively employed and in good standing at Mercury at the time such payments or vestings occur, subject to any exceptions (such as death, disability or termination in connection with a change in control) that may be provided for under the plans or related documents governing these awards. In addition, as a direct report to the Chief Executive Officer, all compensation amounts and awards set forth in this letter are subject to approval and/or ratification by the HC3.

In addition to your annual compensation described above, you will receive a sign-on bonus of $200,000, which will be paid as soon as practicable following your start date with Mercury. In the event that prior to the second anniversary following your start date, you either resign or are terminated by Mercury for cause, you agree to repay Mercury 100% of this sign-on bonus (or, if

such resignation or termination occurs after the first anniversary of your start date, 50% of this sign-on bonus) within ten business days after such resignation or termination.

Furthermore, and in connection with the commencement of your employment with us, you will receive an initial, one-time grant of LTI awards ("New Hire Awards") with an aggregate grant date target value of $3,000,000, consisting of an equally weighted mix of RSAs and PSAs. These awards will be granted on or about August 17. On the same date, you will also receive your annual grant of LTI awards for the 2024 fiscal year, with an aggregate grant date target value of $1,500,000, as referenced above.

The number of shares underlying your New Hire Awards will be calculated based on the average closing price of Mercury's common stock during the 30 calendar days prior to the date of grant. The performance period that will apply to the PSAs granted as New Hire Awards will be the three-year fiscal period ended on (or about) July 3, 2026, and any shares earned under these awards will vest on the three-year anniversary following the grant date.

As an Executive Vice President, you will receive severance benefits in the event that your employment is terminated by Mercury without cause or by you for good reason. These benefits will be enhanced in the event the termination occurs within 18 months after a change in control of the Company (or during a protected period triggered by a potential change in control event if, for the benefits below other than accelerated LTI vesting, a change in control actually occurs within 18 months after the potential change in control triggering event). The benefits to which you would be entitled under these circumstances include the following:

Benefit	Ordinary Severance	Change in Control Severance
Cash Severance	• 12-months of base salary continuation • Lump-sum payment of target bonus	• Lump-sum payment of one and one-half times (1.5x) target cash compensation (which is the sum of base salary and target bonus)
Outplacement	• Up to $30,000 in services	• Up to $45,000 in services
Subsidized Healthcare	• Up to 12 months of coverage at same cost as similarly situated employees	• Up to 18 months of coverage at same cost as similarly situated employees
Accelerated LTI Vesting	N/A	• Full acceleration of outstanding LTI awards • If termination occurs after a change in control, performance awards pay out at 100% of target (or if greater, at actual performance through the last fiscal quarter prior to the change in control)

In addition to these benefits, in the event you are terminated by Mercury without cause and such termination is not in connection with a change in control, you will receive accelerated vesting (inclusive of any such shares that have previously vested) on:

- 100% of your New Hire Award shares, if such termination occurs within the first eight months following your start date; and
- 75% of your New Hire Award shares, if such termination occurs within the following twelve months thereafter.

For the purpose of this provision, accelerated vesting of any shares underlying PSAs shall be applied as if the applicable performance conditions governing the awards have been satisfied at target levels.

As a direct report to the Chief Executive Officer, you will be subject to a stock ownership guideline requiring you to hold Mercury stock worth at least 300% of your annual base salary, and you will not be permitted to buy or sell Mercury stock outside of quarterly trading windows. In addition, your annual bonus and LTI compensation will be subject to a clawback policy allowing Mercury to recoup and/or cancel your awards under certain terms and conditions set forth in the Company's policy, as may be amended from time to time.

Upon your effective employment, you will be eligible to participate in the following broad-based plans as may be maintained by Mercury from time to time, together with a variety of voluntary benefit programs:

Benefit	Additional Information
Medical, dental and vision plans	Choice of PPO or High Deductible options with HSA funding as applicable
Employer-paid insurance	Includes basic life, short- and long-term disability and AD&D coverage
Mercury Systems 401(k) Plan	Company match of up to 6% of eligible compensation
Employee Stock Purchase Plan	Allows purchase of Mercury stock every six months at a 15%+ discount
Flexible Vacation Policy	Vacation is not limited to a specific accrual of earned time
Tuition Reimbursement	Reimbursement of 100% of tuition up to the IRS nontaxable limit

In addition to the above-referenced benefits, as a direct report to our Chief Executive Officer, you will be entitled to receive a $12,000 annual allowance for personal tax and financial planning services, beginning in our 2024 fiscal year.

The Company reserves the right to amend, modify or terminate, in its sole discretion, any of the terms of your employment at any time, including any benefit and compensation plans; provided, that notwithstanding the foregoing: (a) the Company shall enter into separate agreements with you on your start date with respect to both change in control and non-change in control severance in the forms set forth as Exhibits 10.5.1 and 10.9 to the Company's Annual Report on Form 10-K for the 2022 fiscal year; and (b) the Company shall grant you on a timely basis the sign-on bonus and New Hire Awards described in this letter. If there is any conflict with the benefit

information in this letter and the plan documents relating to your benefits, the plan documents control.

The offer of employment set forth in this letter is contingent upon, among other things, the following:

- **Completion of Employment Eligibility Verification Form I-9,** including submittal of original documents verifying your employment eligibility and identity
- **Proof of U.S. citizenship**, including submittal of original passport or birth certificate and drivers' license
- **Satisfactory results of a background and reference check**
- **Execution of Mercury's standard confidentiality agreement (attached)**

Upon accepting this offer, you represent that you are not party to any written or unwritten contract, agreement, policy or other legal obligation with your current employer or any former employer that would preclude you from performing the various duties associated with your position at Mercury. If you are a party to any agreement or if you are under any other obligations that could potentially restrict your work for Mercury (such as, for example, Employment Agreements, Non-Disclosure Agreements, Non-Solicitation Agreements, Non-Compete Agreements, Retention Agreements, or any other restrictions on your work imposed by the U.S. Government and/or your current or any former employers), it is your responsibility to advise Mercury of any and all such restrictions prior to accepting this offer so that Mercury can, among other things, assess whether any such restrictions may impact and/or interfere with your anticipated duties for Mercury. Mercury expects you to, and requires that you, adhere fully to any such lawful and enforceable agreements or obligations to your current or former employers in connection with your employment by Mercury, including the protection of any proprietary or confidential information belonging to your current or former employers. If you would like clarification of any potential disclosures or obligations, please contact us before signing this offer. You understand that the foregoing acknowledgments and representations are conditions of this offer of employment.

This offer is also conditioned upon your agreement to follow Mercury policies as they relate to the proper safeguarding of trade secrets or other confidential or proprietary information of any previous employer (collectively, "Confidential Information"). Specifically, you agree not to bring any Confidential Information of your current employer, or any former employer, with you to Mercury or to use any such Confidential Information in connection with your employment with Mercury, and you agree not to expose, including by written or verbal communication, any Mercury personnel, or individuals acting in conjunction with Mercury, to any Confidential Information of your current or any former employers in any format.

This offer will remain open until Thursday, June 22, which should provide you with an adequate period in which to consider it. Please confirm your acceptance of the offer by returning a signed copy of both this letter and the attached confidentiality agreement by e-mail to our Chief Human Resources Officer, Steve Ratner.

Your acceptance of this offer does not guarantee employment for any fixed term. Should you accept this offer and, upon satisfactory completion of the conditions set forth above, commence employment with the Company, you will be an "at will" employee, which means that either you or the Company may discontinue your employment at any time and for any reason, with or without advance notice. This letter supersedes any prior verbal representations that may have been made to you.

Dave, we look forward to your joining the Mercury team.

Very Truly Yours,

Mark Aslett
President and Chief Executive Officer

ACCEPTED AND AGREED:

Name:

06/22/2023
Date: